Exhibit 99.1

The First Bancshares, Inc. Reports Results for First Quarter ended March 31, 2022; Increases Quarterly Dividend 6%

HATTIESBURG, Miss.--(BUSINESS WIRE)--April 26, 2022--The First Bancshares, Inc. (“FBMS” or “the Company”) (NASDAQ: FBMS), holding company for The First Bank, (www.thefirstbank.com) reported today net income available to common shareholders for the quarter ended March 31, 2022.

Highlights for the Quarter:

  Today, the Company announced that it has entered into a definitive agreement to acquire Beach Bancorp, Inc., parent company of Beach Bank based in Fort Walton Beach, Florida. The proposed transaction will deepen The First’s presence in the Florida panhandle, while also providing an entry into the Tampa, Florida market. Beach Bank will add approximately $620 million of assets and seven locations, six in northwest Florida and 1 in Tampa, Florida.
  Diluted earnings per share increased $0.06, to $0.81, or 8%, when comparing first quarter ending March 31, 2022 to fourth quarter ending December 31, 2021.
  Total loans, excluding Paycheck Protection Program (“PPP”) loans increased $32.4 million, or 4.4% on an annualized basis, as compared to the quarter ended December 31, 2021.
  Net income available to common shareholders totaled $16.8 million for the quarter ended March 31, 2022, representing an increase of $1.0 million, or 6.6%, compared to $15.8 million for the quarter ended December 31, 2021.
  Net interest income, excluding PPP fee income increased $0.5 million, or 1.3%, when comparing quarter end March 31, 2022 to quarter end December 31, 2021.
  Total deposits increased $211.0 million, or 4.0%, as compared to the quarter ended December 31, 2021.
  During the quarter, the Company purchased 600,000 shares of stock under the share buyback program.
  Effective January 15, 2022, the Company converted from a national banking association to a Mississippi state-charted bank and a member bank of the Federal Reserve System.
  For information related to the effects of COVID-19 and related variants, see the investor presentation filed and available under presentations and press releases included in the investor relations section of the Company’s website: www.thefirstbank.com.

M. Ray “Hoppy” Cole, President and Chief Executive Officer, commented, “The acquisition of Beach Bancorp, Inc. and strong first quarter results are a great start to 2022. Our combination with Beach Bank will provide density and significant additional market share in our northwest Florida region as well as adding the Tampa metro and central Florida markets to our footprint. These markets are some of the most dynamic and fastest growing in the country. Beach Bank has assembled a high quality experienced team of bankers who will accelerate our growth plans and play a major role in building a high performing southeastern community bank franchise.

We are pleased with our first quarter results which included strong loan originations and 4.4% annualized growth quarter over quarter. Our loan pipelines continue to build and activity remains robust across our markets. Our Company is well positioned to benefit from the rising interest rate environment with substantial excess liquidity and an asset/liability mix that should generate margin expansion over the next several quarters.”

Quarterly Earnings

Net income available to common shareholders totaled $16.8 million for the quarter ended March 31, 2022, an increase of $1.0 million, or 6.6%, compared to $15.8 million for the quarter ended December 31, 2021. The Company recognized two non-recurring items during the first quarter 2022, $1.6 million in Bank-Owned Life Insurance (“BOLI”) income from death proceeds and $0.7 million in the form of a financial assistance grant from the U. S. Department of Treasury. The Company also recognized $1.6 million less in PPP loan fee income during the first quarter 2022 as compared to the fourth quarter 2021.

Pre-tax, Pre-provision Operating Earnings

Pre-tax, pre-provision operating earnings (non-GAAP) increased $0.4 million for the quarter ended March 31, 2022 as compared to the quarter ended December 31, 2021. One-time charges of $1.1 million in salaries and employee benefits related to restricted stock expense, incentive accruals and sold vacation were recorded during the quarter ended December 31, 2021.

The Company recorded a negative provision for credit losses of $1.1 million for the quarter ended December 31, 2021 and $0 for the quarter ended March 31, 2022.

Earnings Per Share

For the first quarter of 2022, fully diluted earnings per share were $0.81 compared to $0.75 for the fourth quarter of 2021 and $0.79 for the first quarter of 2021.

Fully diluted earnings per share include the purchase by the Company of 600,000 shares of its common stock during the first quarter of 2022 and 165,623 shares during the first quarter of 2021.

Balance Sheet

Consolidated assets increased $118.7 million to $6.196 billion at March 31, 2022 from $6.077 billion at December 31, 2021. An increase in deposits of $211.0 million during the first quarter 2022 contributed to the increase in consolidated assets.

PPP loans at March 31, 2022 were $19.4 million, a decrease of $21.7 million from December 31, 2021, due to loan forgiveness under the PPP program.

Total loans were $2.970 billion for the quarter ended March 31, 2022, as compared to $2.960 billion for the quarter ended December 31, 2021, and $3.055 billion for the quarter ended March 31, 2021, representing an increase of $10.7 million, or 0.4%, for the sequential quarter comparison, and a decrease of $84.8 million, or 2.8%, for the prior year quarterly comparison. PPP loans totaled $19.4 million for the quarter ended March 31, 2022, $41.1 million for the quarter ended December 31, 2021, and $221.7 million for the quarter ended March 31, 2021.

Excluding the PPP loans, total loans increased $32.4 million, or 1.11% as compared to the quarter ended December 31, 2021, or 4.4% on an annualized basis.

Excluding the PPP loans, total loans increased $117.5 million, or 4.15% as compared to the quarter ended March 31, 2021.

Total deposits were $5.438 billion for the quarter ended March 31, 2022, as compared to $5.227 billion for the quarter ended December 31, 2021, and $4.620 billion for the quarter ended March 31, 2021, representing an increase of $211.0 million, or 4.0%, for the sequential quarter comparison, and an increase of $817.4 million, or 17.7%, for the prior year quarterly comparison. The acquired Cadence branch deposit portfolio contributed $345.2 million to the $817.4 million increase for the prior year quarterly comparison.

Deposits increased $211.0 million, or 4.0% as compared to the quarter ended December 31, 2021 of which $60 million was attributed to the seasonality of public fund deposits with the balance being split between retail and business customers.

Tangible book value decreased to $19.79 at March 31, 2022 from $23.31 at December 31, 2021. This decreased was the result of the repurchase of 600,000 shares of common stock by the Company during the quarter and the change in accumulated other comprehensive income of ($76.8 million) related to the effect of rising interest rates on our investment portfolio.

The Company implemented Deposit Reclassification at the beginning of 2020. This program reclassifies noninterest bearing deposits and NOW deposit balances to money market accounts. This program reduces our reserve balance required at the Federal Reserve Bank of Atlanta, which provides additional funds for liquidity and lending. At March 31, 2022, $837.7 million in noninterest deposit balances and $1.034 billion in NOW deposit accounts were reclassified as money market accounts.

Asset Quality

Nonperforming assets totaled $27.6 million at March 31, 2022, a decrease of $3.1 million compared to $30.6 million at December 31, 2021 and a decrease of $9.3 million compared to $36.8 million at March 31, 2021. Nonaccrual loans decreased $3.3 million as compared to December 31, 2021 and decreased $5.2 million as compared to March 31, 2021.

The ratio of the allowance for credit losses (ACL) to total loans was 1.06% at March 31, 2022, 1.04% at December 31, 2021 and 1.07% at March 31, 2021. The ratio of annualized net charge-offs (recoveries) to total loans was (0.12%) for the quarter ended March 31, 2022 compared to 0.03% for the quarter ended December 31, 2021 and 0.47% for the quarter ended March 31, 2021.

First Quarter 2022 vs Fourth Quarter 2021 Earnings Comparison

Net income available to common shareholders for the first quarter of 2022 increased $1.0 million to $16.8 million compared to $15.8 million for the fourth quarter of 2021.

Net interest income for the first quarter of 2022 was $38.6 million as compared to $39.8 million for the fourth quarter of 2021, a decrease of $1.2 million which is primarily attributed to a decrease in PPP loan fees of $1.6 million. FTE net interest income (non-GAAP) decreased $0.9 million to $39.5 million from $40.4 million in sequential-quarter comparison. First quarter 2022 FTE net interest margin (non-GAAP) of 2.78% included 5 basis points related to purchase accounting adjustments compared to 3.14% for the fourth quarter in 2021, which included 7 basis points related to purchase accounting adjustments. Excluding the purchase accounting adjustments, the core net interest margin (non-GAAP) decreased 34 basis points in sequential quarter comparison primarily due to the excess liquidity associated with the Cadence branch acquisition late in the 4th quarter of 2021, a decrease in PPP fees and an increased interest bearing deposit liabilities.

Investment securities totaled $1.986 billion, or 32.1% of total assets at March 31, 2022, compared to $1.774 billion, or 29.2% of total assets at December 31, 2021. The average balance of investment securities increased $333.0 million in sequential-quarter comparison. The average tax equivalent yield on investment securities (non-GAAP) increased 1 basis point to 1.98% from 1.97% in sequential-quarter comparison. The investment portfolio had a net unrealized loss of $92.2 million at March 31, 2022 as compared to a net unrealized gain of $10.7 million at December 31, 2021.

The FTE average yield on all earning assets (non-GAAP) decreased in sequential-quarter comparison from 3.46% to 3.07%. Interest expense on average interest bearing liabilities decreased 3 basis points from 0.35% for the fourth quarter of 2021 to 0.32% for the first quarter of 2022. Cost of all deposits averaged 17 basis points for the first quarter of 2022 compared to 19 basis points for the fourth quarter of 2021.

Non-interest income increased $1.6 million to $11.2 million in the sequential-quarter comparison.

Non-interest expense for the first quarter of 2022 was $28.6 million compared to $30.8 million for the fourth quarter of 2021, a decrease of $2.2 million, largely attributed to the decrease in acquisition charges and charter conversion expenses of $1.2 million. Fourth quarter 2021 reflected one-time charges of $1.1 million in salaries and employee benefits related to restricted stock expense, incentive accruals and sold vacation.

First Quarter 2022 vs. First Quarter 2021 Earnings Comparison

Net income available to common shareholders for the first quarter of 2022 totaled $16.8 million compared to $16.6 million for the first quarter of 2021, an increase of $0.2 million or 1.1%.

Net interest income for the first quarter of 2022 was $38.6 million, a decrease of $0.6 million or 1.5% when compared to the first quarter of 2021. Fully tax equivalent (“FTE”) net interest income (non-GAAP) totaled $39.5 million and $39.9 million for the first quarter of 2022 and 2021, respectively. Purchase accounting adjustments decreased $0.3 million for the first quarter comparisons. First quarter of 2022 FTE net interest margin (non-GAAP) was 2.78% which included 5 basis points related to purchase accounting adjustments compared to 3.34% for the same quarter in 2021, which included 9 basis points related to purchase accounting adjustments. Excluding the purchase accounting adjustments, the core net interest margin (non-GAAP) decreased 52 basis points in prior year quarterly comparison.

Non-interest income increased $1.7 million for the first quarter of 2022 as compared to the first quarter of 2021. This increase consisted of $0.8 million in additional income related to service charges on deposit accounts and interchange fees. Two non-recurring items were recorded during the first quarter 2022, $1.6 million in BOLI income death proceeds and $0.7 million in the form of a financial assistance grant from the U.S. Department of Treasury. These increases were offset by a decrease in mortgage income of $1.9 million in prior year quarterly comparison.

First quarter 2022 non-interest expense was $28.6 million, an increase of $1.3 million, or 4.9% as compared to the first quarter of 2021. Charges related to the acquisition of the Cadence branches and charter conversion accounted for $0.4 million. Charges related to the ongoing operations of the Cadence branches totaled $0.7 million for the first quarter of 2022.

Investment securities totaled $1.986 billion, or 32.1% of total assets at March 31, 2022, compared to $1.157 billion, or 21.3% of total assets at March 31, 2021. For the first quarter of 2022 compared to the first quarter of 2021, the average balance of investment securities increased $830.4 million. The average tax equivalent yield on investment securities (non-GAAP) decreased 34 basis points to 1.98% from 2.32% in the prior year quarterly comparison. The investment portfolio had a net unrealized loss of $92.2 million at March 31, 2022 as compared to a net unrealized gain of $21.7 million at March 31, 2021.

The FTE average yield on all earning assets (non-GAAP) decreased 77 basis points in prior year quarterly comparison, from 3.84% for the first quarter of 2021 to 3.07% for the first quarter of 2022. Interest expense on average interest bearing liabilities decreased 22 basis points from 0.54% for the first quarter of 2021 to 0.32% for the first quarter of 2022. Cost of all deposits averaged 17 basis points for the first quarter of 2022 compared to 36 basis points for the first quarter of 2021.

Declaration of Cash Dividend

The Company announced that its Board of Directors declared a cash dividend of $0.18, a 6% increase over previous quarter, per share to be paid on its common stock on May 25, 2022 to shareholders of record as of the close of business on May 10, 2022.

Conference Call

The Company will host a conference call for analysts and investors to discuss the Company’s financial results and the announced acquisition of Beach Bancorp, Inc. at 2:00 p.m. Central Time on Wednesday, April 27, 2022. Investors and analysts may call in (toll-free) by dialing (844) 298-9819 (if located in the United States) or +1 2132179444 (if located outside the United States). The conference ID is 7097033.

An audio archive of the conference call along with the transcript will be available within 24-48 hours after the call and placed in the Investor Relations section of our website.

About The First Bancshares, Inc.

The First Bancshares, Inc., headquartered in Hattiesburg, Mississippi, is the parent company of The First Bank (“The First”). Founded in 1996, The First has operations in Mississippi, Louisiana, Alabama, Florida and Georgia. The Company’s stock is traded on the NASDAQ Global Market under the symbol FBMS. Information is available on the Company’s website: www.thefirstbank.com.

Non-GAAP Financial Measures

Our accounting and reporting policies conform to generally accepted accounting principles (“GAAP”) in the United States and prevailing practices in the banking industry. However, certain non-GAAP measures are used by management to supplement the evaluation of our performance. This press release includes pre-tax, pre-provision operating earnings, FTE net interest income, FTE net interest margin, core net interest margin, average tax equivalent yield on investment securities, FTE average yield on all earning assets, total tangible common equity, tangible book value per common share and certain ratios derived from these non-GAAP financial measures. The Company believes that the non-GAAP financial measures included in this press release allow management and investors to understand and compare results in a more consistent manner for the periods presented in this press release. Non-GAAP financial measures should be considered supplemental and not a substitute for the Company’s results reported in accordance with GAAP for the periods presented, and other bank holding companies may define or calculate these measures differently. These non-GAAP financial measures should not be considered in isolation and do not purport to be an alternative to net income, earnings per share, net interest income, book value or other GAAP financial measures as a measure of operating performance. A reconciliation of these non-GAAP financial measures to the most comparable GAAP measure is provided in this press release following the Condensed Consolidated Financial Information (unaudited).

Additional Information about the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Company will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 for the proposed merger, containing a proxy statement of Beach Bancorp, Inc. and a prospectus of the Company. The Company will also file other documents with the SEC with respect to the proposed merger, pursuant to SEC reporting requirements. A definitive proxy statement/prospectus will be mailed to shareholders of Beach Bancorp, Inc. Investors and security holders of the Company and Beach Bancorp, Inc. are urged to read the entire proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the Company, Beach Bancorp, Inc., and the proposed merger transactions. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by the Company through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s internet website or by contacting the Company.

The Company and Beach Bancorp, Inc., and their respective directors and executive officers and other members of management and employees, may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in its proxy statement for its 2022 annual meeting of shareholders, filed with the SEC on April 6, 2022, and its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This news release and certain of our other filings with the Securities and Exchange Commission contain statements that constitute “forward looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

All statements other than statements of historical fact are forward-looking statements. Such statements can generally be identified by such words as “believes,” “anticipates,” “expects,” “may,” “will,” “assumes,” “should,” “predicts,” “could,” “would,” “intends,” “targets,” “estimates,” “projects,” “plans,” “potential,” “positioned” and other similar words and expressions of the future or otherwise regarding the outlook for the Company’s future business and financial performance and/or the performance of the banking industry and economy in general. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve known and unknown risk and uncertainties which may cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on the information known to, and current beliefs and expectations of, the Company’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements. Factors that might cause such differences include, but are not limited to: (1) competitive pressures among financial institutions increasing significantly; (2) changes in economic or political conditions, either nationally or locally, particularly in areas in which the Company conducts operations; (3) interest rate risk; (4) changes in applicable laws, rules, or regulations; (5) risks related to the Company’s recently completed acquisitions, including that the anticipated benefits from the recently completed acquisitions are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions or other unexpected factors or events; (6) changes in management’s plans for the future; (7) credit risk associated with our lending activities; changes in interest rates, loan demand, real estate values, or competition; (8) changes in accounting principles, policies, or guidelines; (9) adverse results from current or future litigation, regulatory examinations or other legal and/or regulatory actions, including as a result of the Company’s participation in and execution of government programs related to the COVID-19 pandemic and related variants; (10) the continued impact of the COVID-19 pandemic and related variants on the Company’s assets, business, cash flows, financial condition, liquidity, prospects and results of operations; (11) higher inflation and its impacts; (12) the effects of war or other conflicts including the impacts relating to or resulting from Russia’s military action in Ukraine; and (13) other general competitive, economic, political, and market factors, including those affecting our business, operations, pricing, products, or services.

Statements about the potential effects of the COVID-19 pandemic and related variants on the Company’s assets, business, liquidity, financial condition, prospects, and results of operations may constitute forward-looking statements and are subject to the risks that the actual effects may differ, possibly materially, from what is reflected in these forward-looking statements due to factors and future developments that are uncertain, unpredictable and in many cases beyond our control, including the depth, dispersion and duration of the pandemic, actions taken by governmental authorities in response to the pandemic, and the direct and indirect impact of the pandemic on customers, employees, third parties and the Company.

Risks relating to the proposed Beach Bancorp, Inc. merger (the “Merger”) including, without limitation, (1) the risk that the cost savings and any revenue synergies from the Merger may not be realized or take longer than anticipated to be realized, (2) disruption from the Merger with customers, suppliers, employee or other business partners relationships, (3) the occurrence of any event, change or other circumstances that could give rise to the termination of one or both of the definitive agreement in respect of the Merger, (4) the risk of successful integration of Beach Bancorp, Inc. into the Company, (5) the failure to obtain the necessary approval by the shareholders of Beach Bancorp, Inc., (6) the amount of the costs, fees, expenses and charges related to the Merger, (7) the ability by the Company to obtain required governmental approvals of the Merger, (8) reputational risk and the reaction of each of the companies’ customers, suppliers, employees or other business partners to the Merger, (9) the failure of the closing conditions in the definitive agreements in respect of the Merger to be satisfied, or any unexpected delay in closing of the Merger, (10) the risk that the integration of the operations of Beach Bancorp, Inc. into the operations of the Company will be materially delayed or will be more costly or difficult than expected, (11) the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) the dilution caused by the Company’s issuance of additional shares of its common stock in the Merger, and (13) general competitive, economic, political and market conditions. Additional factors which could affect the forward looking statements can be found in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other documents subsequently filed by the Company with the SEC. Consequently, no forward-looking statement can be guaranteed.

These and other factors that could cause results to differ materially from those described in the forward-looking statements, as well as a discussion of the risks and uncertainties that may affect our business, can be found in our Annual Report on Form 10-K and in other filings we make with the Securities and Exchange Commission (“SEC”), which are available on the SEC’s website, http://www.sec.gov. Undue reliance should not be placed on forward-looking statements. The Company disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments.

FIRST BANCSHARES, INC and SUBSIDIARIES Condensed Consolidated Financial Information (unaudited) (Dollars in thousands except per share data)
EARNINGS DATA	Quarter Ended 3/31/22	Quarter Ended 12/31/21	Quarter Ended 9/30/21	Quarter Ended 6/30/21	Quarter Ended 3/31/21
Total Interest Income	$42,741	$43,885	$44,435	$43,238	$45,187
Total Interest Expense	4,102	4,128	4,407	5,188	5,958
Net Interest Income	38,639	39,757	40,028	38,050	39,229
Net Interest Income excluding PPP Fee Income	37,643	37,151	37,294	35,750	35,371
FTE net interest income*	39,459	40,425	40,673	38,696	39,884
Provision for credit losses	-	(1,104)	-	-	-
Non-interest income	11,157	9,593	9,586	8,822	9,472
Non-interest expense	28,590	30,789	29,053	27,452	27,264
Earnings before income taxes	21,206	19,665	20,561	19,420	21,437
Income tax expense	4,377	3,874	4,429	3,820	4,793
Net income available to common shareholders	$16,829	$15,791	$16,132	$15,600	$16,644

PER COMMON SHARE DATA
Basic earnings per share	$0.81	$0.75	$0.77	$0.74	$0.79
Diluted earnings per share	0.81	0.75	0.76	0.74	0.79
Diluted earnings per share, operating*	0.72	0.76	0.76	0.74	0.79
Quarterly dividends per share	.17	.16	.15	.14	.13
Book value per common share at end of period	28.82	32.17	31.81	31.40	30.64
Tangible book value per common share at period end*	19.79	23.31	23.03	22.57	21.76
Market price at end of period	33.66	38.62	38.78	37.43	36.61
Shares outstanding at period end	20,484,830	21,019,037	21,019,897	21,020,723	21,018,744
Weighted average shares outstanding:
Basic	20,697,946	21,020,768	21,020,128	21,018,772	21,009,088
Diluted	20,846,997	21,175,323	21,211,716	21,207,660	21,200,558

AVERAGE BALANCE SHEET DATA
Total assets	$6,202,669	$5,664,336	$5,504,107	$5,458,531	$5,337,264
Loans and leases	2,945,877	2,956,657	2,983,771	3,042,785	3,097,145
Total deposits	5,361,480	4,814,945	4,665,914	4,629,176	4,410,288
Total common equity	666,561	672,121	664,594	647,850	644,923
Total tangible common equity*	480,922	500,639	479,540	461,743	457,775

SELECTED RATIOS
Annualized return on avg assets (ROA)	1.09%	1.12%	1.17%	1.14%	1.25%
Annualized return on avg assets, operating*	0.97%	1.13%	1.17%	1.14%	1.25%
Annualized pre-tax, pre-provision, operating*	1.24%	1.33%	1.49%	1.42%	1.61%
Annualized return on avg common equity, operating*	8.99%	9.53%	9.70%	9.63%	10.32%
Annualized return on avg tangible common equity, oper*	12.46%	12.80%	13.44%	13.51%	14.54%
Average loans to average deposits	54.95%	61.41%	63.95%	65.73%	70.23%
FTE Net Interest Margin*	2.78%	3.14%	3.25%	3.14%	3.34%
Efficiency Ratio	56.48%	61.56%	57.81%	57.77%	55.24%
Efficiency Ratio, operating*	58.37%	59.91%	56.62%	57.77%	55.24%
*See reconciliation of Non-GAAP financial measures
CREDIT QUALITY
Allowance for credit losses (ACL) as a % of total loans	1.06%	1.04%	1.09%	1.07%	1.07%
Nonperforming assets to tangible equity + ACL	6.31%	5.88%	5.43%	7.30%	7.52%
Nonperforming assets to total loans + OREO	0.93%	1.03%	0.95%	1.22%	1.20%
Annualized QTD net charge-offs (recoveries) to total loans	0.12%	0.03%	0.005%	0.03%	0.47%

FIRST BANCSHARES, INC and SUBSIDIARIES Condensed Consolidated Financial Information (unaudited) (in thousands)
BALANCE SHEET	Mar 31, 2022	Dec 31, 2021	Sept 30, 2021	June 30, 2021	Mar 31, 2021
Assets
Cash and cash equivalents	$802,613	$919,713	$657,296	$762,486	$813,257
Securities available for sale	1,591,677	1,751,832	1,463,255	1,280,761	1,135,189
Securities held to maturity	372,062	-	-	-	-
Other investments	22,226	22,226	22,225	22,225	22,137
Total investment securities	1,985,965	1,774,058	1,485,480	1,302,986	1,157,326
Loans held for sale	8,213	7,678	8,540	6,000	15,119
Total loans	2,970,246	2,959,553	2,960,919	3,036,732	3,055,093
Allowance for credit losses	(31,620)	(30,742)	(32,418)	(32,457)	(32,663)
Loans, net	2,938,626	2,928,811	2,928,501	3,004,275	3,022,430
Premises and equipment	131,813	132,448	123,594	120,667	121,934
Other Real Estate Owned	2,835	2,565	2,580	3,529	5,769
Goodwill and other intangibles	185,104	186,171	184,545	185,597	186,648
Other assets	140,926	125,970	121,348	124,193	120,315
Total assets	$6,196,095	$6,077,414	$5,511,884	$5,509,733	$5,442,798

Liabilities and Shareholders’ Equity
Non-interest bearing deposits^	$810,723	$756,118	$596,126	$632,485	$632,485
Interest-bearing deposits	4,627,014	4,470,666	4,076,415	3,991,898	3,987,812
Total deposits	5,437,737	5,226,784	4,672,541	4,673,912	4,620,297
Borrowings	-	-	-	-	4,466
Subordinated debentures	144,801	144,726	144,650	144,611	144,572
Other liabilities	23,117	29,732	26,010	31,158	29,514
Total liabilities	5,605,655	5,401,242	4,843,201	4,849,681	4,798,849
Total shareholders’ equity	590,440	676,172	668,683	660,052	643,949
Total liabilities and shareholders’ equity	$6,196,095	$6,077,414	$5,511,884	$5,509,733	$5,442,798
^Reclassified $837,728 to interest-bearing deposits for Mar 31, 2022

FIRST BANCSHARES, INC and SUBSIDIARIES Condensed Consolidated Financial Information (unaudited) (in thousands except per share data)
EARNINGS STATEMENT	Three Months Ended
	3/31/22	12/31/21	9/30/21	6/30/21	3/31/21
Interest Income:
Loans, including fees	$33,354	$36,035	$36,374	$36,283	$38,587
Investment securities	8,574	7,032	6,938	5,925	5,526
Accretion of purchase accounting adjustments	800	800	1,106	992	1,026
Other interest income	13	18	17	38	48
Total interest income	42,741	43,885	44,435	43,238	45,187
Interest Expense:
Deposits	2,302	2,371	2,649	3,375	3,910
Borrowings	-	-	-	52	288
Subordinated debentures	1,819	1,818	1,819	1,821	1,821
Accretion of purchase accounting adjustments	(19)	(61)	(61)	(60)	(61)
Total interest expense	4,102	4,128	4,407	5,188	5,958
Net interest income	38,639	39,757	40,028	38,050	39,229
Provision for credit losses	-	(1,104)	-	-	-
Net interest income after provision for credit losses	38,639	40,861	40,028	38,050	39,229

Non-interest Income:
Service charges on deposit accounts	2,040	1,901	1,846	1,756	1,761
Mortgage Income	1,230	1,556	1,732	2,372	3,162
Interchange Fee Income	3,197	3,029	2,744	3,145	2,644
Gain (Loss) on securities, net	(3)	36	11	77	20
Financial Assistance Award/Bank Enterprise Award/RRP Grant	702	-	1,826	-	-
Bargain Purchase Gain and (Loss) on Sale of Land	-	1,300	(397)	-	-
BOLI income from death proceeds	1,630	-	-	-	-
Other charges and fees	2,361	1,771	1,824	1,472	1,885
Total non-interest income	11,157	9,593	9,586	8,822	9,472

Non-interest expense:
Salaries and employee benefits	16,799	17,519	16,246	16,036	16,054
Occupancy expense	3,876	3,948	3,922	3,813	3,879
FDIC/OCC premiums	566	550	532	499	494
Marketing	86	113	78	39	160
Amortization of core deposit intangibles	1,064	982	1,052	1,052	1,052
Other professional services	563	1,282	934	1,049	934
Acquisition and charter conversion charges	408	1,602	5	-	-
Other non-interest expense	5,228	4,793	6,284	4,964	4,691
Total Non-interest expense	28,590	30,789	29,053	27,452	27,264
Earnings before income taxes	21,206	19,665	20,561	19,420	21,437
Income tax expense	4,377	3,874	4,429	3,820	4,793
Net income available to common shareholders	$16,829	$15,791	$16,132	$15,600	$16,644

Diluted earnings per common share	$0.81	$0.75	$0.76	$0.74	$0.79
Diluted earnings per common share, operating*	$0.72	$0.76	$0.76	$0.74	$0.79
*See reconciliation of Non-GAAP financial measures

FIRST BANCSHARES, INC and SUBSIDIARIES Condensed Consolidated Financial Information (unaudited) (in thousands except per share data)
EARNINGS STATEMENT	Year to Date
	2022	2021
Interest Income:
Loans, including fees	$33,354	$38,587
Investment securities	8,574	5,526
Accretion of purchase accounting adjustments	800	1,026
Other interest income	13	48
Total interest income	42,741	45,187
Interest Expense:
Deposits	2,302	3,910
Borrowings	-	288
Subordinated debentures	1,819	1,821
Amortization of purchase accounting adjustments	(19)	(61)
Total interest expense	4,102	5,958
Net interest income	38,639	39,229
Provision for credit losses	-	-
Net interest income after provision for credit losses	38,639	39,229

Non-interest Income:
Service charges on deposit accounts	2,040	1,761
Mortgage Income	1,230	3,162
Interchange Fee Income	3,197	2,644
Gain (loss) on securities, net	(3)	20
Financial Assistance Award/Bank Enterprise Award/RRP Grant	702	-
Bargain Purchase Gain and Gain/(loss) on Sale of Land	-	-
BOLI income from death proceeds	1,630	-
Other charges and fees	2,361	1,885
Total non-interest income	11,157	9,472

Non-interest expense:
Salaries and employee benefits	16,799	16,054
Occupancy expense	3,876	3,879
FDIC/OCC premiums	566	494
Marketing	86	160
Amortization of core deposit intangibles	1,064	1,052
Other professional services	563	934
Acquisition & charter conversion charges	408	-
Other non-interest expense	5,228	4,691
Total Non-interest expense	28,590	27,264
Earnings before income taxes	21,206	21,437
Income tax expense	4,377	4,793
Net income available to common shareholders	$16,829	$16,644

Diluted earnings per common share	$0.81	$0.79
Diluted earnings per common share, operating*	$0.72	$0.79
*See reconciliation of Non-GAAP financial measures

FIRST BANCSHARES, INC and SUBSIDIARIES Condensed Consolidated Financial Information (unaudited) (Dollars in thousands)
COMPOSITION OF LOANS	Mar 31, 2022	Percent of Total	Dec 31, 2021	Sept 30, 2021	June 30, 2021	Mar 31, 2021	Percent of Total
Commercial, financial and agricultural	$364,702	12.2%	$375,379	$426,342	$485,134	$532,122	17.3%
Real estate – construction	387,290	13.0%	364,075	361,732	341,864	304,457	9.9%
Real estate – commercial	1,249,203	42.0%	1,242,529	1,206,267	1,215,103	1,217,505	39.7%
Real estate – residential	911,568	30.6%	916,179	910,618	935,827	944,032	30.7%
Lease Financing Receivable	2,409	0.1%	2,556	2,889	3,291	3,382	0.1%
Obligations of States & subdivisions	15,842	0.5%	16,765	15,790	16,489	14,996	0.5%
Consumer	39,233	1.3%	42,070	37,281	39,024	38,599	1.3%
Loans held for sale	8,213	0.3%	7,678	8,540	6,000	15,119	0.5%
Total loans	$2,978,460	100%	$2,967,231	$2,969,459	$3,042,732	$3,070,212	100%

COMPOSITION OF DEPOSITS	Mar 31 2022	Percent of Total	Dec 31, 2021	Sept 30, 2021	June 30, 2021	Mar 31, 2021	Percent of Total
Non-interest bearing^	$810,723	14.9%	$756,118	$596,126	$682,014	$632,485	13.7%
NOW and other^	851,276	15.7%	739,153	670,888	704,034	702,766	15.2%
Money Market/Savings^	3,209,016	59.0%	3,146,904	2,896,140	2,758,957	2,734,873	59.2%
Time Deposits of less than $250,000	424,183	7.8%	445,879	390,289	404,437	419,556	9.1%
Time Deposits of $250,000 or more	142,539	2.6%	138,730	119,098	124,470	130,617	2.8%
Total Deposits	$5,437,737	100%	$5,226,784	$4,672,541	$4,673,912	$4,620,297	100%

Deposits Without Reclassification^	Mar 31, 2022	Percent of Total	Dec 31, 2021	Sept 30, 2021	June 30, 2021	Mar 31, 2021	Percent of Total
Non-interest bearing	$1,648,451	30.3%	$1,550,381	$1,424,208	$1,393,724	$1,328,239	28.8%
NOW and other	1,885,145	34.7%	1,771,510	1,524,935	1,541,915	1,562,119	33.8%
Money Market/Savings	1,337,419	24.6%	1,320,284	1,214,011	1,209,366	1,179,749	25.5%
Time Deposits of less than $250,000	424,183	7.8%	445,879	390,289	404,437	419,556	9.1%
Time Deposits of $250,000 or more	142,539	2.6%	138,730	119,098	124,470	130,617	2.8%
Total Deposits	$5,437,737	100%	$5,226,784	$4,672,541	$4,673,912	$4,620,297	100%

ASSET QUALITY DATA	Mar 31, 2022		Dec 31, 2021	Sept 30, 2021	June 30, 2021	Mar 31, 2021
Nonaccrual loans	$24,736		$28,013	$25,012	$27,625	$29,981
Loans past due 90 days and over	-		45	456	5,834	1,079
Total nonperforming loans	24,736		28,058	25,468	33,459	31,060
Other real estate owned	2,834		2,565	2,580	3,529	5,769
Total nonperforming assets	$27,570		$30,623	$28,048	$36,988	$36,829

Nonperforming assets to total assets	0.44%		0.50%	0.51%	0.67%	0.68%
Nonperforming assets to total loans + OREO	0.93%		1.03%	0.95%	1.22%	1.20%
ACL to nonperforming loans	127.83%		109.57%	127.29%	97.01%	105.16%
ACL to total loans	1.06%		1.04%	1.09%	1.07%	1.07%

Qtr-to-date net charge-offs (recoveries)	$(879)		$220	$39	$207	$3,553
Annualized QTD net chg-offs (recs) to loans	(0.12%)		0.03%	0.005%	0.03%	0.47%
^Reclassified $837,728 to interest-bearing deposits for Mar 31, 2022

FIRST BANCSHARES, INC and SUBSIDIARIES
Condensed Consolidated Financial Information (unaudited)
(in thousands)

Yield	Three Months Ended			Three Months Ended			Three Months Ended			Three Months Ended			Three Months Ended
Analysis	March 31, 2022			December 31, 2021			September 30, 2021			June 30, 2021			March 31, 2021
		Tax			Tax			Tax			Tax			Tax
	Avg	Equivalent	Yield/	Avg	Equivalent	Yield/	Avg	Equivalent	Yield/	Avg	Equivalent	Yield/	Avg	Equivalent	Yield/
	Balance	interest	Rate	Balance	interest	Rate	Balance	interest	Rate	Balance	interest	Rate	Balance	interest	Rate

Taxable securities	$1,413,523	$6,152	1.74%	$1,166,432	$5,059	1.73%	$986,325	$5,033	2.04%	$853,180	$4,017	1.88%	$699,585	$3,591	2.05%
Tax-exempt
securities	483,780	3,242	2.68%	397,906	2,641	2.65%	377,610	2,550	2.70%	367,074	2,554	2.78%	367,322	2,590	2.82%
Total investment
securities	1,897,303	9,394	1.98%	1,564,338	7,700	1.97%	1,363,935	7,583	2.22%	1,220,254	6,571	2.15%	1,066,907	6,181	2.32%
in other banks	825,877	13	0.01%	634,541	18	0.01%	657,387	17	0.01%	661,069	38	0.02%	614,283	48	0.03%
Loans	2,945,877	34,154	4.64%	2,956,657	36,835	4.98%	2,983,771	37,480	5.02%	3,042,785	37,275	4.90%	3,097,145	39,613	5.12%
Total Interest
earning assets	5,669,057	43,561	3.07%	5,155,536	44,553	3.46%	5,005,093	45,080	3.60%	4,924,108	43,884	3.56%	4,778,335	45,842	3.84%
Other assets	533,612			508,800			506,134			534,423			558,929
Total assets	$6,202,669			$5,664,336			$5,511,227			$5,458,531			$5,337,264

Interest-bearing
liabilities:
Deposits	$5,021,657	$2,283	0.18%	$4,537,958	$2,310	0.20%	$4,422,690	$2,588	0.23%	$4,374,372	$3,315	0.30%	$4,172,326	$3,849	0.37%
Borrowed Funds	-	-	0.00%	-	-	0.00%	206	-	0.00%	3,355	52	6.20%	100,143	288	1.15%
Subordinated
debentures	144,759	1,819	5.03%	144,684	1,818	5.03%	144,630	1,819	5.03%	144,591	1,821	5.04%	144,590	1,821	5.04%
Total interest
bearing liabilities	5,166,416	4,102	0.32%	4,682,642	4,128	0.35%	4,567,526	4,407	0.39%	4,522,318	5,188	0.46%	4,417,059	5,958	0.54%
Other liabilities	369,692			309,573			279,107			288,363			275,282
Shareholders' equity	666,561			672,121			664,594			647,850			644,923
Total liabilities and
shareholders'
equity	$6,202,669			$5,664,336			$5,511,227			$5,458,531			$5,337,264

Net interest
income (FTE)*		$39,459	2.75%		$40,425	3.10%		$40,673	3.22%		$38,696	3.11%		$39,884	3.30%

Net interest margin (FTE)*			2.78%			3.14%			3.25%			3.14%			3.34%

Core net interest
margin*			2.73%			3.07%			3.15%			3.05%			3.25%

*See reconciliation for Non-GAAP financial measures

FIRST BANCSHARES, INC and SUBSIDIARIES Reconciliation of Non-GAAP Financial Measures (unaudited) (in thousands except per share data)
	Three Months Ended
Per Common Share Data	Mar 31, 2022	Dec 31, 2021	Sept 30, 2021	June 30, 2021	Mar 31, 2021
Book value per common share	$28.82	$32.17	$31.81	$31.40	$30.64
Effect of intangible assets per share	9.03	8.86	8.78	8.83	8.88
Tangible book value per common share	$19.79	$23.31	$23.03	$22.57	$21.76

Diluted earnings per share	$0.81	$0.75	$0.76	$0.74	$0.79
Effect of acquisition and charter conversion charges	0.02	0.07	-	-	-
Tax on acquisition and charter conversion charges	-	(0.02)	-	-	-
Effect of bargain purchase gain and loss on sale of fixed assets	-	(0.06)	0.02	-	-
Tax on loss on sale of fixed assets	-	0.02	-	-	-
Effect of Treasury awards	(0.03)	-	(0.09)	-	-
Tax on Treasury awards	-	-	.02	-	-
BOLI income from death proceeds	(0.08)
Effect on Contributions related to Treasury awards	-	-	.07	-	-
Tax on Contributions related to Treasury awards	-	-	(0.02)	-	-
Diluted earnings per share, operating	$0.72	$0.76	$0.76	$0.74	$0.79

	Year to Date
		2022		2021
Diluted earnings per share		$0.81		$0.79
Effect of acquisition and charter conversion charges		0.02		-
Tax on acquisition and charter conversion charges		-		-
Effect of bargain purchase gain and loss on sale of fixed assets		-		-
Tax on loss on sale of fixed assets		-		-
Effect of Treasury awards		(0.03)		-
Tax on Treasury awards		-		-
BOLI income from death proceeds		(0.08)
Effect on Contributions related to Treasury awards		-		-
Tax on Contributions related to Treasury awards		-		-
Diluted earnings per share, operating		$0.72		$0.79

	Year to Date
		2022		2021
Net income available to common shareholders		$16,829		$16,644
Acquisition and charter conversion charges		408		-
Tax on acquisition and charter conversion charges		(103)		-
Bargain purchase gain and loss on sale of fixed assets		-		-
Tax on loss on sale of fixed assets		-		-
Treasury awards		(702)		-
Tax on Treasury awards		178		-
BOLI income from death proceeds		(1,630)
Contributions related to Treasury awards		-		-
Tax on Contributions related to Treasury awards		-		-
Net earnings available to common shareholders, operating		$14,980		$16,644

		Three Months Ended
Average Balance Sheet Data		Mar 31, 2022	Dec 31, 2021	Sept 30, 2021	June 30, 2021	Mar 31, 2021
Total average assets	A	$6,202,669	$5,664,336	$5,504,107	$5,458,531	$5,337,264
Total average earning assets	B	5,669,057	$5,155,536	$5,005,093	$4,924,108	$4,778,335

Common Equity	C	$666,561	$672,121	$664,594	$647,850	$644,923
Less intangible assets		185,639	171,482	185,054	186,107	187,148
Total Tangible common equity	D	$480,922	$500,639	$479,540	$461,743	$457,775

		Three Months Ended
Net Interest Income Fully Tax Equivalent		Mar 31, 2022	Dec 31, 2021	Sept 30, 2021	June 30, 2021	Mar 31, 2021
Net interest income	E	$38,639	$39,757	$40,028	$38,050	$39,229
Tax-exempt investment income		(2,422)	(1,973)	(1,905)	(1,908)	(1,935)
Taxable investment income		3,242	2,641	2,550	2,554	2,590
Net Interest Income Fully Tax Equivalent	F	$39,459	$40,425	$40,673	$38,696	$39,884

Annualized Net Interest Margin	E/B	2.73%	3.08%	3.20%	3.09%	3.28%
Annualized Net Interest Margin, Fully Tax Equivalent	F/B	2.78%	3.14%	3.25%	3.14%	3.34%

Total Interest Income, Fully Tax Equivalent
Total Interest Income		$42,741	$43,885	$44,435	$43,238	$45,187
Tax-exempt investment income		(2,422)	(1,973)	(1,905)	(1,908)	(1,935)
Taxable investment income		3,242	2,641	2,550	2,554	2,590
Total Interest Income, Fully Tax Equivalent	G	$43,561	$44,553	$45,080	$43,884	$45,842

Yield on Average Earning Assets, Fully Tax Equivalent	G/B	3.07%	3.46%	3.60%	3.56%	3.84%

Interest Income Investment Securities, Fully Tax Equivalent
Interest Income Investment Securities		$8,574	$7,032	$6,938	$5,925	$5,526
Tax-exempt investment income		(2,422)	(1,973)	(1,905)	(1,908)	(1,935)
Taxable investment Income		3,242	2,641	2,550	2,554	2,590
Interest Income Investment Securities, Fully Tax Equivalent	H	$9,394	$7,700	$7,583	$6,571	$6,181

Average Investment Securities	I	$1,897,303	$1,564,338	$1,364,431	$1,220,254	$1,066,907

Yield on Investment Securities, Fully Tax Equivalent	H/I	1.98%	1.97%	2.22%	2.15%	2.32%

		Three Months Ended
Core Net Interest Margin		Mar 31, 2022	Dec 31, 2021	Sept 30, 2021	June 30, 2021	Mar 31, 2021
Net interest income (FTE)		$39,459	$40,425	$40,673	$38,696	$39,884
Less purchase accounting adjustments		800	861	1,167	1,052	1,026
Net interest income, net of purchase accounting adj	J	$38,659	$39,564	$39,506	$37,644	$38,858

Total average earning assets		$5,669,057	$5,155,536	$5,005,093	$4,924,108	$4,778,335
Add average balance of loan valuation discount		3,836	4,353	5,252	6,373	8,480
Avg earning assets, excluding loan valuation discount	K	$5,672,893	$5,159,889	$5,010,345	$4,930,481	$4,786,815

Core net interest margin	J/K	2.73%	3.07%	3.15%	3.05%	3.25%

		Three Months Ended
Efficiency Ratio		Mar 31, 2022	Dec 31, 2021	Sept 30, 2021	June 30, 2021	Mar 31, 2021
Operating Expense
Total non-interest expense		$28,590	$30,789	$29,053	$27,452	$27,264
Pre-tax non-operating expenses		(408)	(1,602)	(1,405)	-	-
Adjusted Operating Expense	L	$28,182	$29,187	$27,648	$27,452	$27,264

Operating Revenue
Net interest income, FTE		$39,459	$40,425	$40,673	$38,696	$39,884
Total non-interest income		11,157	9,593	9,586	8,822	9,472
Pre-tax non-operating items		(2,331)	(1,300)	(1,429)	-	-
Adjusted Operating Revenue	M	$48,285	$48,718	$48,830	$47,518	$49,356

Efficiency Ratio, operating	L/M	58.37%	59.91%	56.62%	57.77%	55.24%

		Three Months Ended
Return Ratios		Mar 31, 2022	Dec 31, 2021	Sept 30, 2021	June 30, 2021	Mar 31, 2021
Net income available to common shareholders	N	$16,829	$15,791	$16,132	$15,600	$16,644
Acquisition and charter conversion charges		408	1,602	5	-	-
Tax on acquisition and charter conversion charges		(103)	(405)	(1)	-	-
Bargain purchase gain and loss on sale of fixed assets		-	(1,300)	397	-	-
Tax on loss on sale of fixed assets		-	329	(100)	-	-
Treasury awards		(702)	-	(1,826)	-	-
Tax on Treasury awards		178	-	462	-	-
Charitable contributions related to Treasury awards		-	-	1,400	-	-
Tax on charitable contributions related to Treasury awards		-	-	(354)	-	-
BOLI income from death proceeds		(1,630)	-	-	-	-
Net earnings available to common shareholders, operating	O	$14,980	$16,017	$16,115	$15,600	$16,644

Pre-Tax Pre-Provision Operating Earnings
Earnings before income taxes	P	$21,206	$19,665	$20,561	$19,420	$21,437
Acquisition and charter conversion charges		408	1,602	5	-	-
Provision for loan losses		-	(1,104)	-	-	-
Bargain purchase gain and loss on sale of fixed assets		-	(1,300)	397	-	-
Treasury Awards		(702)	-	(1,826)	-	-
Charitable contributions related to Treasury awards		-	-	1,400	-	-
BOLI income from death proceeds		(1,630)	-	-	-	-
Pre-Tax, Pre-Provision Operating Earnings	Q	$19,282	$18,863	$20,537	$19,420	$21,437

Annualized return on avg assets	N/A	1.09%	1.12%	1.17%	1.14%	1.25%
Annualized return on avg assets, oper	O/A	0.97%	1.13%	1.17%	1.14%	1.25%
Annualized pre-tax, pre-provision, oper	Q/A	1.24%	1.33%	1.49%	1.42%	1.61%
Annualized return on avg common equity, oper	O/C	8.99%	9.53%	9.70%	9.63%	10.32%
Annualized return on avg tangible common equity, operating	O/D	12.46%	12.80%	13.44%	13.51%	14.54%

Mortgage Department
Net Interest Income after provision for credit losses		$85	$97	$92	$113	$140
Loan fee income		1,230	1,556	1,732	2,372	3,162
Salaries and employee benefits		(1,181)	(1,171)	(995)	(1,165)	(1,512)
Other non-interest expense		(149)	(125)	(131)	(131)	(126)
Earnings (Loss) before income taxes		$(15)	$357	$698	$1,189	$1,664

Contacts

M. Ray “Hoppy” Cole
Chief Executive Officer
Dee Dee Lowery
Chief Financial Officer
(601) 268-8998